

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

September 2, 2005

**via facsimile and U.S. mail**

Mr. Merlin Bingham
President
Metalline Mining Company
1330 E. Margaret Avenue
Coeur d'Alene, ID  83815

> **Re:**   **Metalline Mining Company**
> **Form 10-KSB, Filed January 31, 2005**
> **File No. 0-27667**

Dear Mr. Bingham :

 We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Barry Stem
Senior Assistant Chief
Accountant